SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the notice of a Special General Meeting of Shareholders

SUPERCOM LTD.
Millennium Bldg.
3 Tidhar Street, P.O.B. 2094
Raanana 43665 Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes____     No X

SUPERCOM LTD.

Form 6-K

TABLE OF CONTENTS

                                                                 Page

Exhibit Index                                                  1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.

By: /s/ Eyal Tuchman
Eyal Tuchman
Chief Financial Officer

Date: September 29, 2004

3

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 5, 2004
99.2	Notice of a Special General Meeting of Shareholders

4